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EXHIBIT 12.1

Spirit AeroSystems Holdings, Inc.

Computation of Ratio of Earnings to Fixed Charges
($ in millions, except ratios)

	Spirit Holdings
	Twelve Months Ended
	December 31, 2012	December 31, 2011	December 31, 2010	December 31, 2009	December 31, 2008
Earnings:
Pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$11.4	$280.3	$297.8	$272.8	$383.9
Add: Fixed Charge (from below)	95.1	89.6	73.0	54.0	47.0
Add: Amortization of capitalized interest	3.6	2.9	2.1	2.3	1.5
Add: Distributed income of equity investee	(0.7)	(1.0)	(0.7)	(0.2)	—
Subtract Capitalized interest expense	7.5	—	—	7.1	5.4

	$101.9	$371.8	$372.2	$321.8	$427.0

Fixed charges:
Interest expense (including amortization of debt issuance costs, debt discounts and premiums)	$82.9	$77.5	$59.1	$43.6	$39.2
Add: Capitalized interest expense	7.5	5.4	10.3	7.1	5.4
Add: Portion of rentals representing interest (1/3 of Operating Lease Payments)	4.6	6.7	3.6	3.3	2.4

	$95.0	$89.6	$73.0	$54.0	$47.0

Ratio of earnings to fixed charges	1.1	4.1	5.1	6.0	9.1

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  EXHIBIT 12.1
Spirit AeroSystems Holdings, Inc. Computation of Ratio of Earnings to Fixed Charges ($ in millions, except ratios)